

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 11, 2024

Hok Wai Alex Ko
Chief Executive Officer
PS International Group Ltd.
Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

> **Re: PS International Group Ltd.**
> **Registration Statement on Form F-4**
> **Filed May 30, 2024**
> **File No. 333-279807**

Dear Hok Wai Alex Ko:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information, page 152

1. We note you provided unaudited interim financial statements for AIB Acquisition Corp as of and for the quarterly period ended March 31, 2024 on pages F-26 to F-49 of the Form F-4. Please explain to us how you considered revising your pro forma financial statements to include the financial information for this interim period. Further, please tell us your intentions regarding the inclusion of updated interim financial statements for PSI Group Holdings Ltd in future filings.

Exhibits

2. Please have counsel revise its opinion in Exhibit 5.1 to remove the assumptions in Sections 2(g) and (h). It is not appropriate for counsel to include in its opinion

assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

<u>General</u>

3.   We note your revised disclosure in response to prior comment 4 states that Nasdaq's initial listing requirements to list its securities on Nasdaq is a condition to the Closing. Please revise to clarify if such condition is waivable. Please also update your disclosure to advise if AIB requested in writing that the Counsel review the Panel's decision within 15 days of the date of the Notice on May 7, 2024.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gus Rodriguez at 202-551-3752 or Mark Wojciechowski at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Will Cai